Tri-Valley Corporation

4550 California Avenue, Suite 600

Bakersfield, California 93309

661-864-0500

Fax: 661-864-0600

April 1, 2009

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: John Lucas

RE:	Tri-Valley Corporation

Form 10-K for the fiscal year ended December 31, 2007

File No. 001.31852

Dear Mr. Lucas:

This letter responds to the Commission staff’s comment letter dated March 4, 2009. Today we are filing Amendment No. 2 to the referenced Form 10-K, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are five copies of the amendment, marked to show changes from the original filings and cross-referenced in the right margin to indicate revisions made in response to comments. We are also filing our Form 10-K for the fiscal year ended December 31, 2008, today, and we have drafted the 2008 10-K with the comments on the 2007 10-K, and our responses, in mind.

We acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the numbered comments in your March 4 letter.

Form 10-K/A for the Fiscal Year Ended December 31 2007

Management’s Discussion and Analysis of Financial Condition

Critical Accounting Policies, page 21

1.

We note your revised disclosure in response to comment 4 of our letter dated December 31, 2008 in which you have further identified the factors upon which estimates are made to support the amounts recorded in your financial statements related to deferred tax assets and commitments and contingencies. However, the remaining disclosures do not provide the reader with a full understanding of the sensitivity of such amounts to changes in the estimates upon which they are based. For example, your discussions of oil and gas reserves, impairment of oil and gas properties and asset retirement obligations do not discuss the dollar impact of a percentage change in the primary factors underlying these estimates (such as oil and gas prices, reserve estimates, discount rates, etc.). Please further expand your disclosure to provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.

Response: See pages 22-23. We added a discussion of the possible effect of changes in oil and gas prices would have on reserves and impairment. We reviewed the possible effect of changes in discount rates on our asset retirement obligations, and we determined that our asset retirement obligations are currently so small that changes in the rate of accretion of discounts would not have a material effect on our financial statements. Accordingly, we eliminated asset retirement obligations from our discussion of critical accounting policies. In accordance with SFAS 143, our financial statements contain a discussion of asset retirement obligations in Note 2 under Oil and Gas Property and Equipment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

2.

We note your response to prior comment number 7 with regard to your accounting for certain costs incurred in connection with your drilling and development activity. Please clarify your basis for deferring costs of leasing, acquisition, and other geological and geophysical costs incurred in connection with your drilling and development activities. If you are accounting for the costs in accordance with SFAS 19, please clarify how you determined that the costs are in the scope of SFAS 19. If you are not, please clarify the accounting guidance that supports your deferral of these costs.

Response: Exploratory dry-hole costs, geological and geophysical costs and costs of carrying and retaining unproved properties on behalf of joint ventures are treated as expenses incurred on properties owned by another, third party under paragraph 20 of SFAS 19. If funds for these activities have been advanced by the joint venture, the funds are treated as payables and are reduced as the advances are spent for these activities. To the extent these expenses have not been funded in advance, they are treated as a receivable when incurred and are either reimbursed as a cost of the property if proved reserves are found, or treated as other costs incurred and reimbursed from the joint venture if reserves are not found. In almost all cases, the wells are drilled in the same financial period as the costs are incurred, and the deferral of the expenses for a short period has no significant consequence in the timing of when expenses are recognized. This treatment is discussed in Note 2 under Advances Receivable from Joint Venture Participants, page 42.

Note 9 – Financial Information Relating to Industry Segments, page 57

3.

We have reviewed your response and expanded disclosure to our prior comment 9. The basis for the calculation of operating income (loss) amounts reported in the tables on pages 58 and 59 remains unclear. As these amounts do not agree materially with the line items on your statements of operations, please provide the reconciling items and information required by paragraph 32 of SFAS 131 to clarify the calculation of these amounts to the readers of your financial statements.

Response: See pages 58-59. We revised the segment data to reconcile it to the statements of operations. We also revised the MD&A on pages 28-29 to separately discuss nonsegmented items reflected in the segment data.

Exhibits and Financial Statement Schedules, page 98

4.	We note that this filing contains updated financial statements. Please advise us why you have apparently not provided a new Section 906 certification.

Response: The amended Form 10-K includes new 906 certifications as exhibits.

We trust that the foregoing information completely responds to your comments. Please contact me if you have questions or require additional information.

Very truly yours,

Tri-Valley Corporation

/s/ Arthur M. Evans

By:	Arthur M. Evans
Chief Financial Officer